Exhibit 99.3

Company announcement

TORM plc Annual Report 2022, dividend distribution, and financial outlook 2023
“2022 was a year for TORM where we captured the full value of a strong market. The changing market dynamics have lifted rates to new highs, resulting in an EBITDA of USD 743m and a profit before tax of USD 557m. For Q4 2022, we will declare a dividend of USD 212m, and with a profit before tax for the fourth quarter of USD 222m we ensure a high pay-out ratio to our shareholders,” says CEO Jacob Meldgaard.
•
For the full year 2022, TORM realized a record high EBITDA of USD 743m (2021: USD 137m). The profit before tax amounted to USD 557m (2021: loss of USD 41m). The Adjusted Return on Invested Capital (RoIC) was strong reaching 28.1% (2021: 0.2%).

•
In 2022, TORM achieved TCE rates of USD/day 34,154 on average (2021: USD/day 13,703). During the year, product tanker rates reached high levels following the Russian invasion of Ukraine. Our vessel class LR2 achieved TCE rates of USD/day 39,612 (2021: USD/day 15,422), the LR1 vessels USD/day 36,879 (2021: USD/day 14,365), the MR vessels USD/day 32,795 (2021: USD/day 13,395), and the Handysize vessels USD/day 12,995 (2021: USD/day 9,709). Following the Russian invasion of Ukraine, TORM decided not to sail to Russian ports or take on new business from Russian customers.

•
In the fourth quarter of 2022, TORM realized an EBITDA of USD 267m (2021: USD 42.9m). The profit before tax amounted to USD 222m (2021: loss of USD 8m). TORM achieved TCE rates of USD/day 47,520 on average. Our vessel class LR2 achieved TCE rates of USD/day 58,889, the LR1 vessels achieved TCE rates of USD/day 48,067, and the MR vessels achieved TCE rates of USD/day 45,029.

Vessel transactions
•
In 2022, we sold three LR2 vessels, one that was built in 2000 and two from 2003. We also sold two MR vessels from 2003 and 2004, and as part of our long-term strategy we exited the Handysize vessel class by selling two Handysize vessels that were built in 2005 and 2009. During the year, we also acquired one LR2 vessel built in 2016. At the end of the year, we had a fleet of 78 vessels across the LR2, LR1 and MR vessel classes.

•
Since the beginning of 2023, we have entered into an agreement to acquire a total of seven 2011-2013 built LR1 vessels for an aggregate cash consideration of USD 233.0m. All vessels are built at renowned Korean and Chinese shipyards. The last of the seven vessels is expected to be delivered no later than 30 April 2023, and they are all expected to be financed by sale and leaseback agreements with a Chinese financial institution. The part of the cash consideration that is not financed will be taken from our earmarked proceeds.

•
TORM has today entered into an agreement to purchase three 2013-built MR eco product tanker vessels for a total cash consideration of USD 48.5m and the issuance of 1.42 million shares. The transaction will increase TORM’s total fleet to 88 vessels on a fully delivered basis. The vessels, which are all built at a tier 1 Korean yard and have fuel-efficient eco vessel specifications, are expected to be delivered no later than 31 May 2023. The cash element of the transaction is expected to be financed through traditional bank financing, and in connection with each of the three deliveries TORM will issue one third of the total share issuance, corresponding to 50% of the total consideration.

Refinancing
•
TORM obtains commitment for refinancing of USD 433m bank and leasing agreements, thereby extending debt maturities until 2028 and with a possibility to extend most of the debt expiration to 2029. Further, TORM has obtained commitment for financing of additional second-hand vessels for up to USD 123m with the same expiration terms. The refinanced debt will be structured as a syndicated facilities agreement of up to USD 322m, which will refinance 21 vessels built between 2009 and 2020, and a bilateral facilities agreement of up to USD 111m, which will refinance 26 vessels built between 2003 and 2008. Closing of the agreements is subject to documentation and is expected during the second quarter of 2023.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM |COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 05 16 MARCH 2023	PAGE 1 / 3

Company announcement

Balance sheet
•
As of 31 December 2022, TORM’s available liquidity was USD 416m consisting of USD 323.8m in cash and cash equivalents and USD 92.6m in undrawn credit facilities. Cash and cash equivalents include USD 3.3m in restricted cash, primarily related to collateral for financial instruments. As of 31 December 2022, net interest-bearing debt for the tanker segment amounted to USD 663.0m, and TORM's net loan-to-value (LTV) ratio was 25%.

•
Based on broker valuations, TORM’s fleet had a market value of USD 2,650.3m as of the end of 2022. Compared to broker valuations as of 30 September 2022, the market value of the fleet increased by USD 126.6m when adjusted for acquired and sold vessels in Q4 2022. The book value of TORM’s fleet was USD 1,856m as of 31 December 2022. The fleet was not impaired as of 31 December 2022.

Distributions (inside information)
•
TORM’s Board of Directors has today approved an interim dividend for the fourth quarter of 2022 of USD 2.59 per share, resulting in an expected total dividend payment of USD 212m. The payment is expected on 05 April 2023, with ex-dividend date on 24 March 2023 and a record date on 27 March 2023. The distribution is in line with TORM’s Distribution Policy taking into account a cash position of USD 323.8m, Working Capital Facilities of USD 92.6m, restricted cash of USD 3.3m, earmarked proceeds of USD 58.4m and a correction for the cash position of the Marine Exhaust segment of USD 2.4m. The distribution is based on 78 owned vessels and thus a threshold level of USD 140.4m (USD 1.8m per vessel).

Financial outlook 2023 (inside information)
•
As of 31 December 2022, 4% of the total earning days in 2023 were covered at an average rate of USD/day 59,918. As of 12 March 2023, the coverage for 2023 was 31% at USD/day 42,759 on average. Also as of 12 March 2023, the coverage for the first quarter of 2023 was 89% at USD/day 43,002. For the individual vessel classes, the coverage was 90% at USD/day 65,950 for LR2, 86% at USD/day 44,135 for LR1, and 89% USD/day 37,730 for MR.

Our financial outlook is based on our current product tanker market expectations, but we have very low visibility on TCE rates that are not yet fixed with our customers. Hence, the market rates realized during 2023 may be significantly lower or significantly higher than our current expectations. For the full year 2023, TCE earnings are expected to be in the range of USD 1,025 - USD 1,375m (2022: USD 981.5m), and EBITDA is expected to be in the range of USD 750 - 1,100m (2022: USD 743m) based on the current fleet size, including published acquisitions and divestments of vessels. We refer to the Financial Outlook 2023 in our Annual Report and our Safe harbor statements as to the future.

CONFERENCE CALL AND WEBCAST
TORM’s conference call on the fourth quarter and full-year 2022 annual results will be held at 09:00 am Eastern Time / 03:00 pm Central European Time on Thursday, 16 March 2023.
TORM’s results will be presented on both a live webcast via TORM’s website and a conference call. For participation in the call, please dial +45 3271 4988 (or +1 (718) 705 8796 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room.
The presentation can be downloaded from www.torm.com/investors thirty minutes prior to the event.
Contact
Jacob Meldgaard, Executive Director
Tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
Tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR
Tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM |COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 05 16 MARCH 2023	PAGE 2 / 3

Company announcement

Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, inflationary pressure, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuildings and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM |COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 05 16 MARCH 2023	PAGE 3 / 3